[SUTHERLAND ASBILL & BRENNAN LLP]

DODIE KENT

DIRECT LINE: 212-389-5080

E-mail: Dodie.Kent@sutherland.com

March 8, 2016

VIA EMAIL AND EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-8629

Re:	Great American Life Insurance Company

Registration Statement on Form S-1

File No. 333-207914

Commissioners:

On behalf of Great American Life Insurance Company (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended, a letter responding to comments with respect to the above-referenced Form S-1 Registration Statement (the “Response Letter”) for certain deferred annuity contracts (the “Contracts”).

The Response Letter addresses comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to outside counsel for the Company in a phone call on February 18, 2016. For the Staff’s convenience, each comment is set forth in full below, followed by the Company’s response. Included in this filing is a copy of the Contract prospectus pages (“Filed Pages”) that incorporate changes described in the responses below. Page references in the responses are to pages in the Filed Copy. After the Staff has had the opportunity to review the Company’s responses, the Company intends to incorporate any changes into the prospectus through a subsequent filing.

The comments received during the February 18th phone call relate to prior comments received from the Staff, along with the Company’s responses that were set forth in a response letter dated February 16th. For ease of reference, the responses below refer to the comment numbers used in the February 16th response letter.

If the Company can be of any help in facilitating your review of these comments, please do not hesitate to contact me.

Commissioners

March 8, 2016

PART I:

Comment 7.a.	On page 25 of the redline, please revise the example in the sub-section titled “Withdrawals.” A greater narrative is required to walk the reader through the example.

To address this comment, on Filed Pages 19-22, the Company has revised the Amount Available for Withdrawal example in the Withdrawal sub-section for clarity. The Company has also added footnotes with narrative explanations of the calculations included in the example.

Comment 7.c.	Please revise the sentence under the chart titled “Modified Start of Term Value for New Index” in Appendix B. This sentence currently provides: “The modified start of Term value for the new index is then used to calculate the value of the Indexed Strategy from the replacement date to the Term end.” Please remove the language “from the replacement date” so that the sentence provides: “The modified start of Term value for the new index is then used to calculate the value of the Indexed Strategy to the Term end.”

To address this comment, on Filed Page B-1, the Company has revised the sentence under the chart to read as follows: “The modified start of Term value for the new index is then used to calculate the value of the Indexed Strategy on any date after the replacement date, including the value at the Term end.”

Comment 9.a.	Page 33 of the redline includes a revised chart titled “Payout Options.” In the row titled “Option B,” please revise the second column titled “Description for Income Benefit Payments.” There needs to be language specifically stating that, under the Life Income option, there will be no more payments upon the death of the Annuitant. Next, there needs to be language specifically stating what occurs under the Life Income with Payments for at Least a Fixed Period option – including what happens if the Annuitant dies during the fixed period and after the fixed period.

In the row titled “Option C,” please revise the second column titled “Description for Income Benefit Payments.” Please add language specifically stating what happens upon the death of the contingent Annuitant. In the same row, please also revise the third column titled “Description for Death Benefit Payments.” Please add language specifically stating what happens upon the death of the contingent payee.

To address these comments, on Filed Page 28-29, the Company has made the following changes.

Revisions to Option B Row

	1.	In the second column in the row titled “Option B,” the Company has labeled the first paragraph “Life Income” and added language to that paragraph specifically stating that payments will stop on the death of the Annuitant.

Commissioners

March 8, 2016

	2.	The Company has labeled the second paragraph “Life Income with Payments for at Least a Fixed Period.” The Company has divided the remaining text into two bullet points—one that explains that payments stop if the Annuitant dies after the end of the fixed period; and one that explains to whom payments are made and when such payments stop (at the end of fixed period) if the Annuitant dies before the end of the fixed period.

	3.	In the third column in the row titled “Option B,” the Company has made changes that correspond to those made in the second column of that row.

Revisions to Option C Row

	1.	In the second column in the row titled “Option C,” the Company has divided the last sentence into two bullet points—one that explains that payments stop if the primary Annuitant dies and the contingent Annuitant does not survive the primary Annuitant; and one that explains to whom payments are made and when such payments stop (on the death of the contingent Annuitant) if the contingent Annuitant survives the primary Annuitant.

	2.	In the third column in the row titled “Option C,” the Company has added language specifically explaining what happens if the Beneficiary dies and the contingent payee does not survive the Beneficiary and what happens if the Beneficiary dies and the contingent payee survive the Beneficiary.

	3.	In the row titled “Option C,” the Company has made changes that correspond to those made in the second column of that row.

Revisions to Option A Row

	1.	For consistency, in the second and third columns in the row titled “Option A” the Company has made changes that correspond to those made in the Option B and Option C rows. In addition, the Company has added the following sentence to both columns in the Option A row: “In all case, payments will stop at the end of the fixed period.”

Comment 14.	On page 33 of the redline, the Company added information previously included in the deleted “Adding the Rider to Your Contract” sub-section. However, certain information previously included in the deleted sub-section is absent. For example, the deleted sub-section included the following disclosure on Caps: “Due to differences in expected Contract durations, we reserve the right in the future to set different Caps for Contracts with the Rider and Contracts without the Rider. No such difference in Caps currently applies, and there is no guarantee that any such difference will ever apply. If we exercise this right, we will supplement this prospectus to include information about that difference.”

Commissioners

March 8, 2016

Please revert back to the language used in the “Adding the Rider to Your Contract” sub-section from the January 27th version.

To address this comment, on Filed Pages 29-30, the Company has revised the 4th paragraph in the Overview sub-section and the language in that paragraph now matches the language quoted in the comment. In addition, the Company has made other changes to the Overview sub-section to align it precisely with the language that was used in the “Adding the Rider to Your Contract” sub-section previously included in the January 27 version of the prospectus.

Comment 17.a.	On page 48 of the redline, new language was added to the sub-section titled “Involuntary Termination.” The first paragraph in this sub-section refers to “certain withdrawals from the Contract.” Please clarify. There needs to be more specific language regarding the types of withdrawals being referred to.

Additionally, please reconcile the second paragraph in this sub-section (which begins “If you have a Contract with an income benefit rider …”) with the last paragraph of the sub-section (which begins “If Rider Income Payments or Rider charges reduce the Account Value below $5,000 …”).

To address these comments, on Filed Page 42, the Company has revised the “Involuntary Termination sub-section as follows.

	1.	The Company has divided the sub-section into two parts—Involuntary Termination of Contracts Without a Rider and Involuntary Termination of Contracts With a Rider.

	2.	In the new “Involuntary Termination of Contracts Without a Rider” sub-section, the Company deleted the word “certain” from the phrase “certain withdrawals from the Contract.” In this case, we may terminate the Contract if the Account Value falls below $5,000 due to any withdrawal.

	3.	In the new “Involuntary Termination of Contracts With a Rider” sub-section, the Company has again divided the text to provide:

(a) information in one location about the specific circumstances before Rider Income Payments start under which the Company may terminate the Contract and the Rider (Account Value reduced due to poor market performance or withdrawals) and the applicable exception (Account Value reduced due to withdrawals to pay Rider Charges); and

(b) information in one location about the specific circumstances after Rider Income Payments start under which the Company may terminate the Contract and the Rider (Account Value reduced due to a withdrawal in excess of Rider Income Payments) and the applicable exception (Account Value reduced due to withdrawals to pay Rider Income Payments or Rider Charges or poor market performance).

	4.	In the last paragraph in the new “Involuntary Termination of Contract With a Rider” sub-section, the Company has made conforming changes.

Commissioners

March 8, 2016

PART II:

Comment 3.	On page 13 of the redline, new language was added to the chart in the sub-section titled “Effect of Adjustments.” The column titled “Withdrawals and Early Withdrawal Charges” should be revised in the first and second rows of the chart. Specifically, in the first row, this column needs to be revised for accuracy. In the second row, this column needs to be revised for clarity – as currently written, it reads very awkwardly.

To address these comments, on Filed Page 12, the Company has revised the “Effect of Adjustments” chart to correct the typographical errors.

	1.	In the “Withdrawals and Early Withdrawal Charges” column in the first row, the Company has added “less than” to the text. The revised text now reads: “Reduces the investment base by less than the actual amount of the withdrawal and any charge.”

	2.	In the “Withdrawals and Early Withdrawal Charges” column in the second row, the Company has replaced the phrase “will be” with the word “by.” The revised text now reads: “Reduces the investment base by more than the actual amount of the withdrawal and any charge.”

*****

The Company believes that the Response Letter addresses in full the Staff comments and respectfully requests that the Staff review the responses as soon as possible.

If you have any questions regarding the Company responses, please contact the undersigned at 212-389-5080.

Sincerely,

/s/ Dodie Kent
Dodie Kent

The Floor varies between Indexed Strategies, but the Floor for a given Indexed Strategy will be the same for all Terms of that Indexed Strategy. The Floor for each Indexed Strategy is set out on your Contract Specifications Page.

Example. Your entire Account Value of $100,000 is allocated to the Moderate Indexed Strategy, which allows for a loss of up to 5% each Term. You Surrender your Contract before the end of a Term, which means the 100% Vesting Factor applies. For this example, we assumed that you did not take any withdrawals before you Surrender your Contract and no Early Withdrawal Charge applies when you Surrender your Contract. Assume the Index Loss is 7.5%. Because the Index Loss exceeds the Floor, the Floor applies and limits the Index Loss to a maximum of 5%. As a result, the Vested Index Loss will be 5% (1.00 x 5% = 5%). The adjustment that applies upon Surrender will be $5,000 and the amount payable will be $95,000.

Effect of Adjustments

Adjustments are calculated on the investment base, which is the amount applied to that Indexed Strategy at the start of a Term. Here is a summary of the effect of adjustments for Vested Index Gains and Vested Index Losses in various situations.

	Value of Indexed Strategy on any Day	Withdrawals and Early Withdrawal Charges	Surrender, Income Start Date and Death Benefit Valuation Date
Adjustment for Vested Index Gain	Increases the value of the investment base	Reduces the investment base by less than the actual amount of the withdrawal and any charge	Increases the value of the Indexed Strategy used to calculate the amount payable upon Surrender, the amount used to provide Income Benefit payments, or the Death Benefit amount*

Adjustment for Vested Index Loss	Reduces the value of the investment base	Reduces the investment base by more than the actual amount of the withdrawal and any charge	Reduces the value of the Indexed Strategy used to calculate the amount payable upon Surrender, the amount used to provide Income Benefit payments, or the Death Benefit amount*

Additional Information	Any adjustment for a Vested Index Gain or a Vested Index Loss will affect the value of the Indexed Strategy.	You will receive the amount you requested, and any adjustment for a Vested Index Gain or a Vested Index Loss will affect the investment base of the Indexed Strategy	Any adjustment for a Vested Index Gain or a Vested Index Loss will affect the amount payable upon Surrender, the amount used to provide Income Benefit payments, or the Death Benefit amount*

*	If a return of Purchase Payment Death Benefit is being paid, an adjustment will have no impact on the Death Benefit amount

Withdrawals and Surrenders

Withdrawals

You may take a withdrawal from your annuity at any time before the earlier of the Income Start Date or a death for which a Death Benefit is payable. The right to withdraw may be restricted under certain tax-qualified retirement plans. A withdrawal must be made by a Request in Good Order.

We will withdraw funds from your Account Value as of the date on which we receive your Request in Good Order or any later effective date. Unless you instruct us otherwise by a Request in Good Order prior to the date of a specified withdrawal, a withdrawal will be taken from the Purchase Payment Account and Strategies of your Contract in the following order:

1)	first from funds held under a Term of a Strategy that qualifies for withdrawal under a Bailout provision, if any , and if more than one Strategy qualifies, then it will be taken proportionally;

2)	then from the Purchase Payment Account;

3)	then from the Declared Rate Strategy, and if more than one Term, then it will be taken proportionally; and

4)	then from the Indexed Strategies, and if more than one Indexed Strategy or Term, then it will be taken proportionally.

If an Early Withdrawal Charge applies to your withdrawal, you will receive the amount that you requested, and your Account Value will be reduced by the amount you receive plus the amount needed to pay the Early Withdrawal Charge. If the withdrawal is taken from an Indexed Strategy, an adjustment for the Vested Index Gain or Vested Index Loss will apply. The adjustment for the Vested Index Gain and Vested Index Loss is explained in the ADJUSTMENT FOR INDEX GAINS AND INDEX LOSSES section of this prospectus.

The amount of the withdrawal must not be less than $500. If the withdrawal would reduce the Account Value to less than the minimum account value of $5,000, we will treat the withdrawal request as a request to withdraw the maximum amount that may be taken without reducing your Account Value to less than $5,000.

We will determine the amount available for withdrawal as of the date we receive your Request in Good Order or any later effective date set by the request. The amount available for withdrawal will reflect an adjustment for the applicable Vested Index Gain or Vested Index Loss. We will adjust the value of an Indexed Strategy for the Vested Index Gain or Vested Index Loss before we determine the Account Value and calculate any applicable Early Withdrawal Charge.

Example: Amount Available for a Withdrawal When Index Rises

This example is intended to show you how the amount available for a withdrawal is determined. This example assumes you allocated your entire $50,000 purchase payment to the Moderate Indexed Strategy; the Contract Effective Date and the date on which the initial Term starts are both April 6, 2016; the Cap for the initial Term of the Moderate Indexed Strategy is 8%; you ask us to calculate the amount available for withdrawal on August 1, 2016; and you have not taken any withdrawals before August 1, 2016.

Term Start Date	April 6, 2016
Strategy Value on April 6, 2016	$50,000
Cap for Term	Gain of 8%
Calculation Date	August 1, 2016
Index Value on April 6, 2016	1,900
Index Value on August 1, 2016	1,976
Index Gain on August 1, 2016	(1,976 – 1,900) / 1,900 = 4%	See Footnote 1 below.
Index Gain Limited by Cap	Gain of 4%	See Footnote 2 below.
Vesting Factor	25%	See Footnote 3 below.
Vested Index Gain on August 1, 2016	4% x 25% = Vested Index Gain of 1%	See Footnote 4 below.
Investment Base on April 6, 2016	$50,000	See Footnote 5 below.
Adjustment for Gain	$50,000 x 1% = $500	See Footnote 6 below.
Strategy Value on August 1, 2016	$50,000 + $500 = $50,500	See Footnote 7 below.
Account Value on August 1, 2016	$50,500	See Footnote 8 below.
Free Withdrawal Allowance	$5,000	See Footnote 9 below.
Early Withdrawal Charge	$3,640	See Footnote 10 below.
Surrender Value on August 1, 2016	$50,500 - $3,640 = $46,860	See Footnote 11 below.
Minimum Account Value	$5,000	See Footnote 12 below.
Amount Available for Withdrawal on August 1, 2016	$46,860 - $5,000 = $41,860	See Footnote 13 below.

Footnote 1. Index Gain is equal to the percentage change in the Index Value measured from the Term start date to the calculation date.

Formula	(Index Value on calculation date – Index Value on Term start date) / Index Value on Term start date
Calculation	(1,976 – 1,900) / 1,900 = 76 / 1,900 = 4%

Footnote 2. The Cap is the largest possible Index Gain that is taken into account for an Indexed Strategy for a Term. In this example, the Cap does not apply because the 4% Index Gain is less than the Cap.

Footnote 3. A Vesting Factor limits the portion of the Index Gain that is taken into account for a given Indexed Strategy for a given Term. The Vesting Factor for an Index Gain varies depending on the day of the Term for which the Vested Index Gain is calculated. The Vesting Factor for an Index Gain on any day in the first six months of a Term is 25%. The Vesting Factor for an Index Gain on any day in the second six months of a Term is 50%.

Footnote 4. For any day of a Term, the Vested Index Gain is equal to the Index Gain, to the extent it does not exceed the Cap, multiplied by the applicable Vesting Factor for that day.

Formula	Index Gain x Vesting Factor = Vested Index Gain
Calculation	4% x 25% = 1%

Footnote 5. The investment base of an Indexed Strategy is equal to the amount applied to that Indexed Strategy at the start of a Term.

Footnote 6. Each day of a Term, the value of the investment base then held under an Indexed Strategy is adjusted for the Vested Indexed Gain or the Vested Index Loss since the start of the Term. In this example, we assumed there is a Vested Index Gain on the calculation date.

Formula	Investment base x Vested Index Gain = Adjustment for Vested Index Gain
Calculation	$50,000 x 1% = $500

Footnote 7. On any day, the value of an Indexed Strategy is the investment base, reduced for any withdrawals, and adjusted for the Vested Index Gain or Vested Index Loss, as of the date for which the value is determined. In this example, we assumed that no withdrawals were taken before August 1, 2016, and there is a Vested Index Gain as of that date. Therefore, the adjustment to the investment base increases the investment base.

Formula	Investment base – withdrawals + Vested Index Gain = Strategy value
Calculation	$50,000 - 0 + $500 = $50,500

Footnote 8. In this example, we assumed that the total Purchase Payment was allocated to one Indexed Strategy. Therefore, the Strategy value equals the Account Value.

Footnote 9. In this example, we assumed that the calculation date is August 1, 2016, which is in the first Contract Year. The Free Withdrawal Allowance for the first Contract Year is 10% of the Purchase Payment.

Formula	Purchase Payment x 10% = Free Withdrawal Allowance for first Contract Year
Calculation	$50,000 x 10% = $5,000

The Free Withdrawal Allowance for each subsequent Contract Year is 10% of the Account Value as of the most recent Contract Anniversary.

Footnote 10. The Early Withdrawal Charge is equal to the amount subject to the charge multiplied by the Early Withdrawal Charge rate. The amount subject to the charge does not include the Free Withdrawal Allowance (FWA). In this example, we assumed that the calculation date is in the first Contract Year. This means the amount subject to the charge does not include the FWA for the first Contract Year.

The Early Withdrawal Charge rate (EWC rate) depends on the Contract Year. In this example, we assumed that the calculation date is in the first Contract Year. The EWC rate for the first Contract Year is 8%.

Formula	(Account Value – FWA) x EWC rate = Early Withdrawal Charge
Calculation	($50,500 - $5,000) x 8% = $45,500 x 8% = $3,640

The Early Withdrawal Charge rate declines after each of the first seven Contract Years. There is no Early Withdrawal Charge after Contract Year 7.

Footnote 11. The Surrender Value of the Contract is equal to the Account Value minus the Early Withdrawal Charge that would apply upon a surrender. This is the amount payable upon Surrender of the Contract.

Formula	Account Value – Early Withdrawal Charge = Surrender Value
Calculation	$50,500 - $3,640 = $46,860

Footnote 12. If you take a withdrawal that reduces the Account Value to less than the required minimum value of $5,000, we may terminate the Contract.

Footnote 13. The amount available for withdrawal at any time is equal to the Surrender Value minus $5,000. This is the maximum amount that you can withdraw from the Contract without Surrendering it.

Formula	Surrender value - $5,000= amount available for withdrawal
Calculation	$46,860 - $5,000 = $41,860

Example: Amount Available for a Withdrawal When Index Falls

This example is intended to show you how the amount available for a withdrawal is determined. This example assumes you allocated your entire $50,000 purchase payment to the Aggressive Indexed Strategy; the Contract Effective Date and the date on which the initial Term starts are both April 6, 2016; you ask us to calculate the amount available for withdrawal on August 1, 2016; and you have not taken any withdrawals before August 1, 2016.

Term Start Date	April 6, 2016
Strategy Value on April 6, 2016	$50,000
Floor for Strategy	Loss of 10%
Calculation Date	August 1, 2016
Index Value on April 6, 2016	1,900
Index Value on August 1, 2016	1,786
Index Loss on August 1, 2016	(1,786 – 1,900) / 1,900 = –6%	See Footnote 1 below.
Index Loss Limited by Floor	Loss of 6%	See Footnote 2 below.
Vesting Factor	100%	See Footnote 3 below.
Vested Index Loss on August 1, 2016	–6% x 100% = Vested Index Loss of 6%	See Footnote 4 below.
Investment Base on April 6, 2016	$50,000	See Footnote 5 below.
Adjustment for Loss	$50,000 x –6% = –$3,000	See Footnote 6 below.
Strategy Value on August 1, 2016	$50,000 - $3,000 = $47,000	See Footnote 7 below.
Account Value on August 1, 2016	$47,000	See Footnote 8 below.
Free Withdrawal Allowance	$5,000	See Footnote 9 below.
Early Withdrawal Charge	$3,360	See Footnote 10 below.
Surrender Value on August 1, 2016	$47,000 - $3,360 = $43,640	See Footnote 11 below.
Minimum Account Value	$5,000	See Footnote 12 below.
Amount Available for Withdrawal on August 1, 2016	$43,640 - $5,000 = $38,640	See Footnote 13 below.

Footnote 1. Index Loss is equal to the percentage change in the Index Value measured from the Term start date to the calculation date.

Formula	(Index Value on calculation date – Index Value on Term start date) / Index Value on Term start date
Calculation	(1,786 – 1,900) / 1,900 = –114 / 1,900 = –6%

Footnote 2. The Floor is the largest possible Index Loss that is taken into account for an Indexed Strategy for a Term. In this example, the Floor does not apply because the 6% Index Loss is less than the Floor.

Footnote 3. A Vesting Factor limits the portion of the Index Loss that is taken into account for a given Indexed Strategy for a given Term. The Vesting Factor for an Index Loss is always 100%.

Footnote 4. For any day of a Term, the Vested Index Loss is equal to the Index Loss, to the extent it does not exceed the Floor, multiplied by the Vesting Factor.

Formula	Index Loss x Vesting Factor = Vested Index Loss
Calculation	–6% x 100% = –6%

Footnote 5. The investment base of an Indexed Strategy is equal to the amount applied to that Indexed Strategy at the start of a Term.

Footnote 6. Each day of a Term, the value of the investment base then held under an Indexed Strategy is adjusted for the Vested Indexed Gain or the Vested Index Loss since the start of the Term. In this example, we assumed there is a Vested Index Loss on the calculation date.

Formula	Investment base x Vested Index Loss = Adjustment for Vested Index Loss
Calculation	$50,000 x 6% = $3,000

Footnote 7. On any day, the value of an Indexed Strategy is the investment base, reduced for any withdrawals, and adjusted for the Vested Index Gain or Vested Index Loss, as of the date for which the value is determined. In this example, we assumed that no withdrawals were taken before August 1, 2016, and there is a Vested Index Loss as of that date. Therefore, the adjustment to the investment base decreases the investment base.

Formula	Investment base – withdrawals - Vested Index Loss = Strategy value
Calculation	$50,000 - $0 - $3,000 = $47,000

Footnote 8. In this example, we assumed that the total Purchase Payment was allocated to one Indexed Strategy. Therefore, the Strategy value equals the Account Value.

Footnote 9. In this example, we assumed that the calculation date is August 1, 2016, which is in the first Contract Year. The Free Withdrawal Allowance for the first Contract Year is 10% of the Purchase Payment.

Formula	Purchase Payment x 10% = Free Withdrawal Allowance for first Contract Year

Calculation	$50,000 x 10% = $5,000

The Free Withdrawal Allowance for each subsequent Contract Year is 10% of the Account Value as of the most recent Contract Anniversary.

Footnote 10. The Early Withdrawal Charge is equal to the amount subject to the charge multiplied by the Early Withdrawal Charge rate. The amount subject to the charge does not include the Free Withdrawal Allowance (FWA). In this example, we assumed that the calculation date is in the first Contract Year. This means the amount subject to the charge does not include the FWA for the first Contract Year.

The Early Withdrawal Charge rate (EWC rate) depends on the Contract Year. In this example, we assumed that the calculation date is in the first Contract Year. The EWC rate for the first Contract Year is 8%.

Formula	(Account Value – FWA) x EWC rate = Early Withdrawal Charge
Calculation	($47,000 - $5,000) x 8% = $42,000 x 8% = $3,360

The Early Withdrawal Charge rate declines after each of the first seven Contract Years. There is no Early Withdrawal Charge after Contract Year 7.

Footnote 11. The Surrender Value of the Contract is equal to the Account Value minus the Early Withdrawal Charge that would apply upon a surrender. This is the amount payable upon Surrender of the Contract.

Formula	Account Value – Early Withdrawal Charge = Surrender Value
Calculation	$47,000 - $3,360 = $43,640

Footnote 12. If you take a withdrawal that reduces the Account Value to less than the required minimum value of $5,000, we may terminate the Contract.

Footnote 13. The amount available for withdrawal at any time is equal to the Surrender Value minus $5,000. This is the maximum amount that you can withdraw from the Contract without Surrendering it.

Formula	Surrender value - $5,000= amount available for withdrawal
Calculation	$43,640 - $5,000 = $38,640

Systematic Withdrawals

Before the Income Start Date, you may elect to automatically withdraw money from your Contract under any systematic withdrawal program that we offer. Your Account Value must be at least $10,000 in order to make a systematic withdrawal election. The minimum monthly amount that must be withdrawn is $100. Systematic withdrawals will be taken from the Purchase Payment Account and Strategies of your Contract in the same order as any other withdrawal.

Subject to the terms and conditions of the systematic withdrawal program, you may begin or discontinue systematic withdrawals at any time. You must give us at least 30 days’ notice to change any systematic withdrawal instructions that are currently in place. Any request to begin, discontinue or change systematic withdrawals must be a Request in Good Order. We reserve the right to discontinue offering systematic withdrawals at any time.

Currently, we do not charge a fee to participate in a systematic withdrawal program. However, we reserve the right to impose an annual fee in such amount as we may then determine to be reasonable for participation in the systematic withdrawal program. If imposed, the fee will not exceed $30 annually.

Before electing a systematic withdrawal program, you should consult with a financial advisor. Systematic withdrawal is similar to starting Income Benefit payments, but will result in different taxation of payments and potentially a different amount of total payments over the life of your Contract. Systematic withdrawals will reduce the amount available under the Free Withdrawal Allowance described below. Unless a waiver applies, an early withdrawal charge may apply to a withdrawal made under a systematic withdrawal program during the early withdrawal charge period.

Effect of Withdrawals

A withdrawal (including rider income payments) reduces the Account Value, which in turn reduces the amount payable upon surrender, as Income Benefit payments, or as the Death Benefit.

Surrender

You may Surrender your Contract at any time before the earlier of the Income Start Date or a death for which a Death Benefit is payable. A Surrender must be made by a Request in Good Order. If you surrender your Contract, the Contract and all of your rights under the Contract will terminate.

The amount payable upon surrender will be the Surrender Value determined as of the date we receive your Request in Good Order. The Surrender Value, which is your Account Value minus the applicable Early Withdrawal Charge, will reflect an adjustment for the applicable Vested Index Gain or Vested Index Loss on the day that we receive your request. We will adjust the value of an Indexed Strategy for the Vested Index Gain or Vested Index Loss before we determine the Account Value and calculate any applicable Early Withdrawal Charge.

Death Benefit Distribution Rules

Any designation of the Death Benefit Start Date, any election of the form of death benefit payments, and any change in the designation or the election is subject to the Death Benefit Distribution Rules provision of the Contract. These rules are summarized below.

•	For a Tax Qualified Contract. Death Benefit payments must meet the required minimum distribution rules set out in the tax qualification endorsement.

•	For any other Contract. The Death Benefit must be paid either: (1) in full within five years of death; or (2) over the life of the Beneficiary or over a period certain not exceeding the Beneficiary’s life expectancy, with payments at least annually starting within one year of death.

Payout Options

We will make Income Benefit payments or Death Benefit payments under the standard forms of Payout Options described below.

Option	Description for Income Benefit Payments	Description for Death Benefit Payments
Option A Fixed Period Income

We will make periodic payments to the Annuitant (or to you, if you direct) for the fixed period of time that you select (10 to 30 years).

•    If the payee dies before the end of the fixed period, then we will make periodic payments to the contingent payee. If no contingent payee is surviving, then such payments will be made to the estate of the last payee who received payments.

•    In all cases, payments will stop at the end of the fixed period.

We will make periodic payments to the Beneficiary for the fixed period of time that you or the Beneficiary selects (10 to 30 years).

•    If the Beneficiary dies before the end of the fixed period, then we will make periodic payments to the contingent payee designated as part of a Death Benefit Payout Option elected by you. If no such contingent payee is surviving, then such payments will be made to a contingent payee designated by the Beneficiary. If there is no contingent payee surviving, then such payments will be made to the estate of the last payee who received payments.

•    In all cases, payments will stop at the end of the fixed period.

Option B Life Income or Life Income with Payments for at Least a Fixed Period

Life Income: We will make periodic payments to the Annuitant (or to you, if you direct) for as long as the Annuitant lives. Payments will stop on the death of the Annuitant.

Life Income with Payments for at Least a Fixed Period: We will make periodic payments to the Annuitant (or to you, if you direct) for as long as the Annuitant lives.

•    If the Annuitant dies after the end of the fixed period you selected, then payments will stop on the death of the Annuitant.

•    If the Annuitant dies before the end of the fixed period you selected, then we will make periodic payments to the contingent payee (or to you, if you direct) for the rest of the period. If there is no contingent payee surviving, then such payments will be made to the estate of the last payee who received payments. In this case, payments will stop at the end of the fixed period you selected.

Life Income: We will make periodic payments to the Beneficiary for as long as the Beneficiary lives. Payments will stop on the death of the Beneficiary.

Life Income with Payments for at Least a Fixed Period: We will make periodic payments to the Beneficiary for as long as the Beneficiary lives.

•    If the beneficiary dies after the end of the fixed period you selected, then payments will stop on the death of the Beneficiary.

•    If the Beneficiary dies before the end of the fixed period you or the Beneficiary selected, then we will make periodic payments to the contingent payee designated as part of a Death Benefit Payout Option elected by you. If no such contingent payee is surviving, then such payments will be made to a contingent payee designated by the Beneficiary. If there is no contingent payee surviving, then such payments will be made to the estate of the last payee who received payments. In this case, payments will stop at the end of the fixed period you or the Beneficiary selected.

Option C Joint and One-Half Survivor Income

We will make periodic payments to the primary Annuitant (or to you, if you direct) for as long as the primary Annuitant lives.

•    If the primary Annuitant dies and the contingent Annuitant does not survive the

We will make periodic payments to the Beneficiary for as long as the Beneficiary lives.

•    If the Beneficiary dies and the contingent payee does not survive the Beneficiary, then payments will stop on the death of the primary Annuitant, then payments will stop on the death of the primary Annuitant.

•    If the primary Annuitant dies and the contingent Annuitant is surviving, then we will make one-half of the periodic payment to the contingent Annuitant (or to you, if you direct) for the rest of the contingent Annuitant’s life. In this case, payments will stop on the death of the contingent Annuitant.

Beneficiary.

•    If the Beneficiary dies and the contingent payee designated as part of the Death Benefit payout election is surviving, then we will make one-half of the periodic payment to the contingent payee for the rest of the contingent payee’s life. In this case, payments will stop on the death of the contingent payee.

We will make payments in any other form of Payout Option that is acceptable to us at the time of any election. All elected Payout Options must comply with pertinent laws and regulations.

Fixed periods shorter than 10 years are not available for Income Benefit payments. A fixed period of less than 10 years is available only as a Death Benefit payment.

More than one Payout Option may be elected if the requirements for each Payout Option elected are satisfied.

Once payments begin under a Payout Option, the Payout Option may not be changed. Commuted values are not available unless we agree otherwise.

Under each standard Payout Option, the first payment will be paid as of the last day of the initial payment interval. For example, if the Income Start Date is October 31, 2018 and you select annual payments, then the first payment will be paid as of October 31, 2019.

We will use the 2012 Individual Annuity Reserving Table for blended lives (60% female/40% male) with interest at 1% per year, compounded annually, to compute all guaranteed payout option factors, values, and benefits under the Contract.

Form of Income Benefit Payments under Payout Options

Income Benefit payments are calculated and paid as fixed dollar payments. The stream of payments is an obligation of the general account of Great American Life. Fixed dollar payments will remain level for the duration of the payment period.

Non-human Payees under a Payout Option

Except as stated below, the primary payee under a Payout Option must be a human being. All payments during his or her life must be made by check payable to the primary payee or by electronic transfer to a bank account owned by the primary payee.

Exceptions. Here are some exceptions to the general rule that the primary payee must be a human being.

•	A nonhuman that is the Owner of the Contract may be the primary payee. For example, if the Owner is a trust, that trust may be the primary payee.

•	Payments may be made payable to another insurance company or financial institution as a tax-free exchange, transfer, or rollover to or for another annuity or tax-qualified account as allowed by federal tax law.

We may make other exceptions in our discretion.

Considerations in Selecting a Payout Option

Payments under a Payout Option are affected by various factors, including the length of the payment period, the life expectancy of the person on whose life payments are based, and the frequency of the payment interval (monthly, quarterly, semi-annually or annually).

•	Generally, the longer the period over which payments are made or the more frequently the payments are made, the lower the amount of each payment because more payments will be made.

•	For life contingent payout options (Option B and Option C), the longer the life expectancy of the Annuitant or Beneficiary, the lower the amount of each payment because more payments are expected to be paid.

Income Benefit Rider (Income KeeperSM)

We offer an optional income benefit rider (the “Rider”) with the Contract. Our form number for the Rider is R1462216NW.

The Rider enhances your annuity by allowing you to take certain guaranteed withdrawals over the lifetime of the Insured (as defined below) or over the joint lifetimes of the Insured and his or her spouse. These guaranteed withdrawals are known as “Rider Income Payments.” Rider Income Payments are based on the Income Base Amount, which is reduced for Excess Withdrawals. There is a limit on the total Rider Income Payment amount in a Rider Income Year and Rider Income Payments may stop under certain circumstances.

Every withdrawal from your Contract is an Excess Withdrawal unless it is a Rider Income Payment or a withdrawal to pay Rider charges. An Excess withdrawal is subject to an Early Withdrawal Charge during the first seven Contract Years. An Excess Withdrawal may have a significant negative impact on the benefits of your Rider. The Rider may not be appropriate for you if you anticipate taking withdrawals other than Rider Income Payments.

Overview

This is an optional rider. You can add the Rider to your Contract when you purchase your Contract. To add the Rider, any Owner must be between the ages of 40 and 80 on the Contract Effective Date.

You cannot add the Rider to your Contract after the Contract Effective Date.

If you add the Rider to your Contract, there will be an annual rider charge. (See Rider Charge below.) In addition, the Rider provisions will affect the terms of your Contract. (See Impact of Rider Ownership on Your Contract below.)

Due to differences in expected Contract durations, we reserve the right in the future to set different Caps for Contracts with the Rider and contracts without the Rider. No such difference in Caps currently applies, and there is no guarantee that any such difference will ever apply. If we exercise this right, we will supplement this prospectus to include information about that difference. For current Caps, please contact your registered representative.

You may cancel the Rider without charge if you do so during the period that you have the right to cancel your Contract.

The Rider provides you with an alternative to Income Benefit payments under your Contract and additional flexibility in managing your retirement funds.

If you begin Income Benefit payments under your Contract (annuitization), then:	If you have a Rider and you begin Rider Income Payments, then:
You cannot take additional money out of your Contract.	You have the option to take additional money out of your Contract until the Account Value is exhausted. This feature of the Rider may be helpful to you in the event of an unforeseen financial need.

The amount used to provide Income Benefit payments is set and will not change. This means the total amount paid annually as Income Benefit payments under your Contract will be the same each year.	The Income Base Amount on which Rider Income Payments are based will increase by adjustments, if any, for strategy performance at the end of each Term. This means the Rider Income Payment amount may increase.

Income Benefit payments will be paid on a regular schedule. You cannot skip a scheduled Income Benefit payment.	On or after the fifth Contract Anniversary, you can request a Rider Income Payment at any time. You can also request that payments be made on a regular schedule. You can skip a scheduled Rider Income Payment. This additional flexibility may make it easier to manage your cash flow during retirement.

If you add the Rider to your Contract and you later initiate Income Benefit payments under the Contract, the Rider terminates.	The Contract continues until you Surrender your Contract or the Rider terminates. Until the Account Value is completely exhausted by payment of Rider Income Payments or Rider charges, you retain the right to start Income Benefit payments under the Contract (annuitization). This means you will have the opportunity to weigh the benefits and costs of each option if and when your circumstances change.

Special Rider Terms

In this section of the prospectus, the following capitalized terms have the meanings set out below.

EXCESS WITHDRAWAL. Each withdrawal from the Contract except: (1) a withdrawal to pay Rider charges; or (2) a Rider Income Payment.

INCOME BASE AMOUNT. The amount on which Rider charges and Rider Income Payments are based. This amount is described under the Income Base Amount section below.

INSURED. The principal person whose lifetime is used to measure the Rider Income Payments. The Insured is the individual who is the owner of the Contract, without regard to any joint owner. If you or a joint owner is not a human being, then the Insured is the individual who is the Annuitant under the Contract, without regard to any joint Annuitant. The Insured on the Contract Effective Date is set out on your Rider Specifications Page.

REQUIRED MINIMUM DISTRIBUTION. The amount, if any, that is required to be distributed from the Contract for the current calendar year under Section 401(a)(9) of the Internal Revenue Code or the similar provisions of federal tax law to the extent applicable to the Contract. For purposes of this Rider, it shall be computed based on the values of the Contract without considering any other annuity or tax-qualified account. It shall be reduced by all prior withdrawals or Rider Income Payments from the Contract made in such calendar year. For purposes of this Rider, we may choose to compute it disregarding changes in federal tax law after the Contract Effective Date that would increase it. We will notify you if we make this choice.

RIDER INCOME PAYMENT. A guaranteed withdrawal benefit that is available under this Rider.

RIDER INCOME START DATE. The first day that a Rider Income Payment under this Rider is to be paid.

Good Order. We must receive the request on or before the date of death for which a Death Benefit is payable. Except as otherwise elected or as required by law, a change of Beneficiary will not cancel a designation of an Annuitant or a payout option election.

Payees under the Contract

A payee is a person to whom benefits are paid under this Contract.

•	For a Tax Qualified Contract. You are the Annuitant under the Contract and, as the Annuitant, you are the payee of the Annuity Benefit. The Beneficiary is the payee of the Death Benefit.

•	For any other Contract. The Annuitant under the Contract is the payee of the Annuity Benefit. If you are not the Annuitant, you can elect to have the Income Benefit payments made to you as payee. The Beneficiary is the payee of the Death Benefit.

A designation or change of payee must be made by a Request in Good Order. Irrevocable naming of a payee other than the Owner can have adverse tax consequences. In any event, the Annuitant will be the person on whose life Annuity Benefits payments are based and the Beneficiary will be the person on whose life Death Benefit payments under a payout option will be based. No change of payee at any time will change this.

Other Contract Provisions

Amendment of the Contract

We reserve the right to amend the Contracts to comply with applicable Federal or state laws or regulations. We will notify you in writing of any such amendments.

Misstatement

We may require proof of the age of the Annuitant, Owner and/or the Beneficiary before making any payments under the Contract that are measured by the Annuitant’s, Owner’s or Beneficiary’s life. If the age of the measuring life has been misstated, the amount payable will be the amount that would have been provided at the correct age. If payments based on the correct age would have been higher, we will pay the underpaid amount with interest. If payments would be lower, we may deduct the overpaid amount, with interest, from succeeding payments.

Involuntary Termination of Contracts Without a Rider

We may terminate your Contract at any time that the Account Value is less than the minimum required value of $5,000 due to poor market performance or withdrawals from the Contract. For example, we may terminate your Contract if a loss on the Moderate Indexed Strategy or Aggressive Indexed Strategy causes your Account Value to fall below $5,000.

If we terminate your Contract, we will pay you the Surrender Value determined as of the date that we terminate your Contract.

Involuntary Termination of Contracts With a Rider

•	Before you start Rider Income Payments

We may terminate your Contract and your Rider at any time that the Account Value is less than the minimum required value of $5,000 due to poor market performance or withdrawals from the Contract. For example, we may terminate your Contract and your Rider if a loss on the Moderate Indexed Strategy or Aggressive Indexed Strategy causes your Account Value to fall below $5,000.

Exception. We will not terminate your Contract or your Rider if withdrawals to pay Rider charges reduce the Account Value to less than $5,000.

•	After you start Rider Income Payments

We may terminate your Contract and your Rider at any time that the Account Value is less than the minimum required value of $5,000 if you take a withdrawal in excess of Rider Income Payments and that withdrawal leaves an Account Value that is less than $5,000.

Exception: We will not terminate our Contract or your Rider if withdrawals to pay Rider Income Payments, withdrawals to pay Rider charges, or poor market performance reduce the Account Value to less than $5,000. Please note that, if such withdrawals or market performance reduce the Account Value to zero, Rider income Payments will continue, but you will not be able to take any other withdrawals from the Contract or initiate Income Benefit payments under the Contract.

If we terminate your Contract and your Rider, we will pay you the Surrender Value determined as of the date that we terminate your Contract, less a pro-rata share of the Rider charge. The pro-rata share of the Rider charge will be based on the number of days that have elapsed since the start of the Contract Year. For example, if the annual Rider charge is $1,000 and we terminate your Contract and your Rider 73 days after the start of a Contract Year, then the pro-rata factor will be 20% (73 / 365 = 0.20) and the Rider charge will be $200 ($1,000 x 0.20).

State Variations

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences include, among other things, free look rights, age issuance limitations, transfer rights and limitations, the right to reject a Purchase Payment and the general availability of certain features. However, please

Appendix B: Index Replacement Example

This example is intended to show how we would calculate Vested Index Gain or Vested Index Loss on any day during a Term if we have replaced the S&P 500 Index during the Term. This example assumes that you allocate your entire $50,000 purchase payment to the Moderate Indexed Strategy and that the replacement is made on day 90 of the Term. To simplify the examples, we assumed that you take no withdrawals during the Term.

S&P Index Gain or Index Loss on Replacement Date
S&P 500 Index Value at Term Start	1,000
S&P 500 Index Value on Replacement Date	1,050
S&P 500 Index Gain on Replacement Date	(1,050 – 1,000) / 1,000 = 5%

The 5% S&P 500 Index Gain on the Replacement Date is then used to calculate the modified start of Term value for the new index.

Modified Start of Term Value for New Index
S&P 500 Index Gain on Replacement Date	5%
Replacement Index Value on Replacement Date	1,785
Modified Start of Term Value for New Index	1,785 / (100% + 5%) = 1,700

The modified start of Term value for the new index is then used to calculate the value of the Indexed Strategy on any date after the replacement date, including the value at the Term end.

Value of Indexed Strategy Account at Term End
Investment Base	$50,000
Modified Value of New Index at Term Start	1,700
Current Value of New Index	1,853
Index Gain	(1,853 – 1,700) / 1,700) = 9%
Cap/Floor*	Gain of 8%/Loss of 5%
Index Gain (Loss) Limited by Cap/Floor	Gain of 8%
Vesting Factor*	100% for Gain or Loss
Vested Index Gain (Loss)	8% x 100% = 8% Gain
Adjustment for Gain (Loss)	$50,000 x 8% = $4,000
Strategy Value at Term End	$50,000 + $4,000 = $54,000

*	If we replace the S&P 500 Index, the applicable Cap and Bailout Cap for the Term, the Floor for the Strategy, and the Vesting Factors will not change

B-1